UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Peregrine Industries, Inc.
(Exact name of registrant as specified in its charter)

Florida	000-27511	65-0611007
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

4525 W. Reno Avenue, Suite A2-A4

Las Vegas, NV, 89118

(Current Address of Principal Executive Offices)

Common Stock, $0.0001 par value per share

(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                     ☒

Rule 12g-4(a)(2)                     ☐

Rule 12h-3(b)(1)(i)                 ☒

Rule 12h-3(b)(1)(ii)                ☐

Rule 15d-6                              ☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: Two Hundred Thirty Five (235)

Pursuant to the requirements of the Securities Exchange Act of 1934, One World Ventures, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 11, 2024	Peregrine Industries, Inc.

	By:	/s/ Miaohong Hanson
	Name:	Miaohong Hanson
	Title:	President

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